UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———————————

FORM 6-K/A

———————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

———————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

———————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

———————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on February 5, 2026.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘2. Total Number of Shares Issued’, ‘4. Estimated Amount to be Cancelled’, and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on July 10, 2026. All other information in the announcement dated February 5, 2026 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	5,204,122
2. Total Number of Shares Issued		474,654,361
4. Estimated Amount to be Cancelled		KRW 499,999,905,050
7. Scheduled Date of Cancellation		July 15, 2026

* The above "2.Total Number of Shares Issued" has been amended to reflect the cancellation of 10,840,573 shares of treasury stock on February 6, 2026. For further details, please refer to the Form 6-K submitted to Edgar system on January 30, 2026.

** The above "4. Estimated amount to be cancelled (KRW)" is the current book value basis. For detailed information on the acquisition of treasury stocks, please refer to the result report of Trust Agreement for Acquisition of Treasury Stock.

*** The above "7. Scheduled date of cancellation" may change depending on discussions with related institutions.

**** Legal basis for the cancellation of treasury shares: Article 343-1 of the Korea Commercial Act. The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for the payment of dividends, and as such, there will be no reduction in the paid-in capital of Shinhan Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 10, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer